UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 11, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater retains favourable debt covenant for 2019
Johannesburg, 11 January 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report that all lenders of its US dollar and rand revolving credit facilities (RCF), comprising 13 leading South
African and international banks, have agreed to retain the upper limit of the RCF, Net debt: Adjusted
EBITDA* (ND:Adj EBITDA) covenant at 3.5x, for a further 12 months (until 31 December 2019), and on the same terms as the previous covenants. In terms of the previous covenants, the ND:Adj. EBITDA limit on the
RCFs was scheduled to step down from 3.5x to 2.5x from 31 December 2018.
The extension of the covenants at higher limits, will provide the Group with additional flexibility during a period where the group expects more operational stability and continuing value creation from the entry into the Platinum Group Metals Sector. As per the strategic update issued yesterday, Group liquidity remains sound following the early settlement of some of the long term debt during 2018, and with the next major debt repayment only due in mid-2022.
Neal Froneman, CEO of Sibanye-Stillwater commented: “The extension of the existing RCF covenant limits on the same terms as before, is a significant vote of confidence in the fundamental outlook for the group by our 13 lending banks. The headroom resulting from the extension provides sufficient financial flexibility and should provide the market with additional confidence.”
* The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for, other measures of financial performance and liquidity.
Ends.
Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email:
ir@sibanyestillwater.com
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and
Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 2 April 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 11, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer